Exhibit 99.1

Qihoo 360 and Giant Interactive Collaborate to Operate ZT Online 2 Micro-Client Version

BEIJING, July 27, 2012 /PRNewswire-Asia/ — Qihoo 360 Technology Co. Ltd (NYSE: QIHU) (“Qihoo 360”), a leading Internet company in China, and Giant Interactive Group Inc. (NYSE: GA) (“Giant”), one of China’s leading online game developers and operators, today announced that they will collaborate in operating Qianjun Online, a customized micro-client version of Giant’s ZT Online 2 on Qihoo 360’s game open platform. The collaboration represents a significant extension of Qihoo 360’s game open platform and makes Qianjun Online available to Qihoo 360’s over 400 million user base.

Qianjun Online retains nearly all of the core gameplay mechanics of ZT Online 2, Giant’s second flagship 2D client-based massively multiplayer online role playing game (“MMORPG”), which began open beta testing in September 2011 and reached over 541,000 peak concurrent users (“PCU”) on April 22, 2012. In addition, Qianjun Online includes improved graphics and designed characters and quests. Although the micro-client installation file size is only approximately one percent of the MMORPG installation client file size, it provides a complete game experience to users. Qianjun Online also adopts Qihoo 360’s latest Internet security technologies to enhance the protection of users’ computers and game accounts.

Mr. Yuzhu Shi, chairman and chief executive officer of Giant commented, “We are pleased to announce our first micro-client game, Qianjun Online, in collaboration with Qihoo 360. Our extension into micro-client games offers incremental opportunities for Giant to market and operate its blockbuster games, helping to further expand the user base of client-based games. As a leading online game developer and operator with a sharp focus on innovation, Giant strives to deliver innovative, fun-to-play experiences to gamers. The development of the micro-client Qianjun Online and the new partnership with Qihoo 360 provide us new opportunities to extend such experience and expand our client-based game business. We look forward to a successful partnership with Qihoo 360.”

Mr. Hongyi Zhou, chairman and chief executive officer of Qihoo 360, commented, “We are extremely pleased to work with Giant. Giant has extensive experience in online game development and a proven ability to understand game players’ needs. This partnership is a significant extension of our game open platform as we add the micro-client version of MMORPGs to our offerings. As a leading Internet company in China, we have built our user base of over 400 million by offering free comprehensive Internet and mobile security solutions and key Internet access points such as browsers and an app store. With our user base and Giant’s game experience, we believe that both companies are well positioned to collaborate in marketing and operating Qianjun Online. It is a win-win relationship. We will continue to leverage our user base and share resources with potential partners to build an open and prosperous online ecosystem.”

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, and Elsword. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. It is the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. Qihoo 360 has built one of the largest open Internet platforms in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including management quotations. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2012.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail:  ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

SOURCE Qihoo 360 Technology Co. Ltd.